Filed by Gold Reserve Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Gold Reserve Inc. Commission File Number: 001-31819 Date: December 24, 2008

Gold Reserve Amends Shareholder Rights Plan Gold Reserve Forms Independent Committee

SPOKANE, Washington December 24, 2008

Gold Reserve Inc. (TSX:GRZ - NYSE Alternext:GRZ) announces that its Board of Directors has amended the Shareholder Rights Plan adopted on January 29, 2006 and confirmed by its shareholders on March 22, 2006 (the “Rights Plan”). The amendment is effective immediately and will be presented for confirmation at the next meeting of Gold Reserve shareholders.

The Rights Plan is amended by extending the definition of “Permitted Bid” to include a bid by an entity which has confidential information about Gold Reserve that has executed a confidentiality and standstill agreement within three months prior to the commencement of the bid. This amendment will further ensure that all potential bids are made on a basis which is fair to all bidders and to the shareholders of Gold Reserve.

Additionally, pursuant to the Rights Plan, the Board of Directors has indefinitely extended the Separation Time (as defined in the Rights Plan) triggered by the Non-Permitted Offer (as defined below).

Details of the amendment will be filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov), and on Gold Reserve’s website at www.goldreservinc.com.

In response to the unsolicited non-permitted offer by Rusoro Mining Ltd. (TSX Venture Exchange:RML) announced on December 15, 2008 (the “Non-Permitted Offer”), the Gold Reserve Board of Directors has formed an Independent Committee of the Board comprised of James H. Coleman, Chairman of the Independent Committee, Jean Charles Potvin, Chris D. Mikkelsen, and Patrick D. McChesney. In addition, the Board has retained RBC Capital Markets and JP Morgan as financial advisors and Fasken Martineau DuMoulin LLP and Baker & McKenzie LLP as legal advisors in connection with this Non-Permitted Offer as well as other expert advisors. The committee, together with its financial and legal advisors, is reviewing the terms of the Non-Permitted Offer and following that review the Board will make a recommendation that is in the best interests of shareholders.

The Non-Permitted Offer does not expire until January 21, 2009. Gold Reserve urges shareholders to wait for the Board to make its recommendation before making a decision with respect to the Non-Permitted Offer.

Doug Belanger, President of Gold Reserve stated, “We are amending the shareholder rights plan to protect the rights of Gold Reserve shareholders. The Independent Committee of the Board was formed to ensure that shareholder rights are protected and that no potential conflicts of interest arise in discharging this duty to shareholders.”

Gold Reserve intends to advise its shareholders within the time period required under applicable law whether the Board recommends acceptance or rejection of the Non-Permitted Offer; expresses no opinion and remains neutral toward such offer; or is unable to take a position with respect to such offer and the reason(s) for its position. After a Director’s Circular and the Board’s recommendation with respect to the Non-Permitted Offer is filed, investors and shareholders may obtain a copy of the Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Questions can be directed to the Company’s information agent, Laurel Hill Advisory Group, at 1-888-295-4655. Copies of these documents will also be available at no charge from Laurel Hill Advisory Group. For the Company's periodic TSX (SEDAR) or SEC (EDGAR) filings please visit our website at www.goldreserveinc.com under the Investor Relations section.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

Certain statements included herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634